Exhibit 99.1

Scorpio Gold Clarifies Trading Halt

September 2, 2026 – Vancouver, British Columbia – Scorpio Gold Corporation (NASDAQ: SGLD, TSXV: SGLD, OTCQB: SRCRF, FSE: RY9) (“Scorpio Gold”, or the “Company”) announces that the trading halt imposed earlier today was done in error. The Company has requested that trading in its common shares and American Depositary Shares (“ADSs”) resume.

About Scorpio Gold Corp.

Scorpio Gold holds a 100% interest in the Manhattan District located in the Walker Lane Trend of Nevada, USA. Scorpio Gold's Manhattan District is ~4,780-hectares and comprises the advanced exploration-stage Goldwedge Mine, and four past-producing pits that were acquired from Kinross in 2021 (see news release dated March 25, 2021 https://scorpiogold.com/news/scorpio-gold-closes-purchase-of-kinross-manhattan-property-nye-county-nevada/). The consolidated Manhattan District presents an exciting late-stage exploration opportunity, with over 140,000 metres of historical drilling, significant resource potential, and valuable permitting and water rights.

ON BEHALF OF THE BOARD OF SCORPIO GOLD CORPORATION

Zayn Kalyan, Chief Executive Officer and Director

Tel: (604)-252-2672

Email: zayn@scorpiogold.com

Investor Relations Contact:

Kin Communications Inc.

Tel: (604) 684-6730

Email: SGLD@kincommunications.com

Connect with Scorpio Gold:

Email | Website | Facebook | LinkedIn | X | YouTube

To register for investor updates please visit: scorpiogold.com

(NASDAQ: SGLD) (TSXV: SGLD) (FSE: RY9)

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are based on the beliefs, estimates and opinions of management as of the date hereof and are subject to known and unknown risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements, which are not guarantees of future performance. Forward-looking statements in this news release relate to the Company’s expectation that trading in its common shares and ADSs will resume. Actual results may differ materially from those anticipated due to factors including regulatory actions and market conditions. Risks and uncertainties are described in the Company’s continuous disclosure filings available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The forward-looking information in this news release is made as of the date hereof. The Company undertakes no obligation to update this information except as required by applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.